SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     Nuveen Connecticut Municipal Value Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code): 333 West Wacker Drive, Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process: Kevin J. McCarthy, Esq., Vice President and Secretary, Nuveen Connecticut Municipal Value Fund, 333 West Wacker Drive, Chicago, Illinois 60606 with copies to Stacy H. Winick, K&L Gates LLP, 1615 L Street, N.W., Suite 1200, Washington, D.C. 20036 and Eric F. Fess, Chapman and Cutler, 111 W. Monroe, Chicago, IL 60603.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:     ☒ Yes ☐ No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Chicago, Illinois on April 6, 2009.

Nuveen Connecticut Municipal Value Fund

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman, Chief Administrative Officer

/s/ Kevin J. McCarthy
Kevin J. McCarthy, Vice President and Secretary

Attest:	/s/ Virginia L. O’Neal
Virginia L. O’Neal